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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 15

             CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
             OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:  333-134419

HSBC CREDIT CARD MASTER NOTE TRUST(USA) I
(Exact name of Registrant or Issuing Entity as specified in its charter)

HSBC RECEIVABLES FUNDING INC. I
(Exact name of Depositor as specified in its charter)

HSBC FINANCE CORPORATION
(Exact name of Sponsor and Servicer as specified in its charter)

26525 N. Riverwoods Blvd., Mettawa, Illinois  60045 (224) 544-2000
(Issuing Entity and Servicer’s address, including zip code, and telephone number, including area code, of its principal executive office)

Series 2006-1 Class A Notes, Series 2006-1 Class B Notes,
Series 2007-1 Class A Notes and Series 2007-2 Class A Notes
(Title of each class of securities covered by this Form)

NONE
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:  0

Pursuant to the requirements of the Securities Exchange Act of 1934, HSBC Finance Corporation, as Servicer of HSBC Credit Card Master Note Trust (USA) I, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 26, 2011	By: /s/ MICK FORDE
Mick Forde, Senior Vice President HSBC Finance Corporation, as Servicer of and on behalf of HSBC Credit Card Master Note Trust (USA) I